Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-210785

Relating to the Preliminary Prospectus

Supplement dated March 16, 2017 to

the Prospectus dated March 16, 2017

AK Steel Corporation (“AK Steel”)

Pricing Term Sheet

$400,000,000 7.00% Senior Notes due 2027

Issuer:	AK Steel Corporation
Guarantees:	The Notes will be fully and unconditionally guaranteed by the direct parent of AK Steel, AK Steel Holding Corporation (“AK Holding”), and by AK Tube LLC, AK Steel Properties, Inc. and Mountain State Carbon, LLC, three wholly-owned subsidiaries of AK Steel (AK Holding and the Subsidiary Guarantors are collectively, the “Guarantors”).

Security Type:	Senior Notes

Pricing Date:	March 16, 2017

Settlement Date:	March 23, 2017 (T + 5)*

Principal Amount:	US $400,000,000

Maturity:	March 15, 2027

Coupon:	7.00%

Price to Public:	100.000%

Yield to Maturity:	7.00%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2017

Optional Redemption:

Prior to March 15, 2022 at a redemption price equal to 100% of the principal amount of Notes being redeemed plus a “make-whole” premium described in the prospectus supplement, plus accrued and unpaid interest to the redemption date.

On and after March 15, 2022 at the redemption price for the Notes (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period commencing on March 15 of the years indicated below:

Year	Redemption Price
2022	103.500%
2023	102.333%
2024	101.167%
2025 (and thereafter)	100.000%

Prior to March 15, 2020, up to 35% of the Notes may be redeemed with the net cash proceeds of offerings of AK Holding’s common stock at a redemption price of 107.000%, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	001546 AU4 / US001546AU45

Joint Book-Running Managers

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

BMO Capital Markets Corp.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Co-Managers:	Citizens Capital Markets, Inc. Fifth Third Securities, Inc. ING Financial Markets LLC PNC Capital Markets LLC Regions Securities LLC U.S. Bancorp Investments, Inc.

(*)	We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their own advisor.

AK Steel Corporation and AK Steel Holding Corporation have filed a registration statement (including a base prospectus) and AK Steel Corporation and the Guarantors have filed a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, AK Steel Corporation, AK Steel Holding Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting BofA Merrill Lynch at Attention: Prospectus Department, One Bryant Park, New York, NY, 10036 (1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com); Wells Fargo at Attention: Client Support, 608 2nd Avenue, South Minneapolis, MN 55402, telephone: (800) 645-3751 Opt 5, or email: wfscustomerservice@wellsfargo.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (800) 831-9146; Goldman Sachs & Co. at Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or email prospectus-ny@ny.email.gs.com; BMO Capital Markets Corp. at 3 Times Square, New York, NY 10036, Attn: High Yield Syndicate, telephone: (212) 702-1882; Credit Suisse at Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037, or email: newyork.prospectus@credit-suisse.com or Deutsche Bank Securities at Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, email: prospectus.cpdg@db.com, telephone (800) 503-4611.

This pricing term sheet supplements the preliminary prospectus supplement issued by AK Steel Corporation and the Guarantors on March 16, 2017 relating to the prospectus dated March 16, 2017.

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